Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Astec Industries, Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein.

Our report dated March 1, 2021, on the effectiveness of internal control over financial reporting as of December 31, 2020, contains an explanatory paragraph that states the Company acquired BMH Systems Corporation and CON-E-CO during 2020, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, BMH Systems Corporation’s and CON-E-CO’s internal control over financial reporting associated with 5.5% of total assets and 2.3% of net sales included in the consolidated financial statements of the Company as of and for the year ended December 31, 2020.

/s/ KPMG LLP

Atlanta, Georgia
April 27, 2021